 Exhibit 99.1

Auryn Strengthens its Peruvian Team with Appointment of Christian Rios as Vice President of Operations in South America

Vancouver, Canada – December 17th, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce the appointment of Christian Rios to its operational and technical team. Mr. Rios is a professional geologist (P.Geo.) with a Masters in Economic Geology from the University of Arizona and brings nineteen years of experience in exploration, mining development and operations, specializing in Peru. Mr. Rios will be responsible for leading the operations of Auryn’s exploration activities in Peru.

Mr. Rios has held a number of senior executive positions, notably, Vice President of Exploration at Bear Creek Mining. During this time he was directly involved in the discovery of the world-class Santa Ana and Corani silver-lead-zinc deposits in Peru and was on the team that delivered the feasibility study on the Corani deposit. Mr. Rios also worked for Stellar Mining Peru as their Business Development and Geology Manager and played a key role in the discovery, development and operations of the Santa Rosa and Piedra Iman mines. In addition, Mr. Rios acts as a strategic advisor to BatteryOne Royalty Corp.

A Message from Executive Chairman & Director, Ivan Bebek:

“We are very fortunate to add someone of Christian’s caliber to our team. His impressive track record of discovery and extensive experience advancing projects in Peru will be paramount to Auryn’s success as we look to bring both our Sombrero district and Curibaya project through the discovery stage with maiden drill programs anticipated in 2020.

“We are currently awaiting an update on our pending drill permit for Sombrero and expect to receive news shortly.”

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising of approximately 130,000 hectares of mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concesssions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya Project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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